FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR WINS $100 MILLION

MEXICO NITROGEN INJECTION PLANT PROJECT

México City, March 5, 2008 – ICA Fluor, the industrial engineering and construction subsidiary of Empresas ICA, S.A.B. de C.V. (BMV y NYSE: ICA) and Fluor Corporation (NYSE: FLR) announced today that it has been awarded a $100 million (USD) contract with Energía Costa Azul, S. de R.L. de C.V, a subsidiary of Sempra LNG, for the construction of a nitrogen injection plant and a power generation facility. The project will be located within the Energía Costa Azul liquefied natural gas (LNG) regasification terminal north of Ensenada, Baja California, Mexico. The full $100 million will be booked in the first quarter of 2008.

ICA Fluor will perform engineering, procurement, construction and start-up of the nitrogen injection plant with an estimated 22-month schedule. The completed plant will produce up to 18 million standard cubic feet per day of nitrogen. The facility will allow greater flexibility and a wider range of gas imports to the Energía Costa Azul receipt terminal. The availability of the nitrogen injection process ensures that all the gas transported from the terminal conforms to North American standards.

The project also includes the construction of a 26-megawatt power generation facility to complement the existing capacity at the plant. The completed project will comply with stringent international emissions and environmental standards.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 Berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 Liliana.toro@zemi.com

PRESS RELEASE

“We are pleased with this opportunity to support Sempra LNG with its continuing investment in Mexico and we are looking to repeat the success we had at Sempra Generation’s Termoelectrica de Mexicali natural gas fueled power plant project,” said Juan Carlos Santos, Director General, ICA Fluor. “This new project award confirms ICA Fluor’s leadership in the LNG and power sectors in Mexico.”

ICA Fluor is the leading industrial engineering and construction company in Mexico. The company specializes in engineering, procurement, maintenance and construction of industrial plants for the gas, oil, chemical, petrochemical, automotive, power, manufacturing, mining and telecommunication sectors.

Empresas ICA was founded in 1947. ICA’s main lines of business are engineering, procurement and construction, residential development and operation of infrastructure including airports, highways and municipal services. For further information, visit www.ica.com.mx.

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $14.1 billion in 2006. For more information, visit www.fluor.com.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer